As filed with the Securities and Exchange Commission on February 28, 2002

Registration No. 333-________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_______________________________

DIGENE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	52-1536128

(State or other jurisdiction of incorporation	(I.R.S. Employer Identification No.)
or organization)

1201 Clopper Road
Gaithersburg, Maryland 20878
(301) 944-7000

_______________________________

(Address, including zip code, and
telephone number, including area code,
of registrant’s principal executive offices)

Charles M. Fleischman
President and Chief Financial Officer
Digene Corporation
1201 Clopper Road
Gaithersburg, Maryland 20878
(301) 944-7000

_______________________________

(Name, address, including zip code, and
telephone number, including area code,
of agent for service)

_______________________________

Copies to:
Morris Cheston, Jr., Esq.
Ballard Spahr Andrews & Ingersoll, LLP
1735 Market Street, 51st Floor
Philadelphia, Pennsylvania 19103
(215) 665-8500

_______________________________

Approximate date of commencement of proposed sale to the public:
From time to time after this Registration Statement becomes effective.

_______________________________

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [  ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [x]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [  ] _______________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [  ] ______________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [  ]

CALCULATION OF REGISTRATION FEE

Title of each class of		Proposed maximum
securities to be	Amount to be	aggregate	Amount of
registered	registered	offering price(1)	registration fee

Common Stock, par value $.01 per share	87,873 shares	$2,500,000.00	$230.00

(1)	Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(a) based on a bona fide estimate of the maximum offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

Subject to Completion, Dated February 28, 2002

Digene Corporation

87,873 Shares
Common Stock

     Abbott Laboratories, the selling stockholder is offering to sell 87,873 shares of our common stock with this prospectus. We will not receive any of the proceeds from sales of these shares by the selling stockholder.

     The selling stockholder acquired the offered shares directly from us in a private placement that was exempt from the registration requirements of the federal securities laws. We are required to register these shares under the terms of the Stock Purchase Agreement dated as of January 28, 2002, between us and Abbott Laboratories.

     Our common stock is traded on the Nasdaq National Market under the symbol “DIGE.” On February 27, 2002, the last sale price of the common stock, as reported on the Nasdaq National Market, was $31.87 per share.

     The selling stockholder may sell its shares from time to time on the Nasdaq National Market or otherwise. It may sell the shares at prevailing market prices or at prices negotiated with purchasers. The selling stockholder will be responsible for any commissions or discounts due to brokers or dealers. The amount of those commissions or discounts cannot be known now because they will be negotiated at the time of the sales. We will pay all other offering expenses.

Before buying any shares you should read the discussion of material risks of investing in common stock in “Risk Factors” beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                             , 2002.

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. The selling stockholder is offering to sell, and seeking offers to buy, the shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. In this prospectus, references to “we,” “us” and “our” refer to Digene Corporation and its subsidiaries.

TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION	2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	3
OUR BUSINESS	4
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	6
RISK FACTORS	7
USE OF PROCEEDS	16
DIVIDEND POLICY	16
SELLING STOCKHOLDER	17
LEGAL MATTERS	19
EXPERTS	19

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information, regarding issuers, including us, that file documents with the SEC electronically.

     This prospectus is a part of a registration statement on Form S-3 that we filed with the SEC with respect to the common stock offered by this prospectus. This prospectus does not contain all the information that is in the registration statement. We omitted certain parts of the registration statement as allowed by the SEC. We refer you to the registration statement and its exhibits for further information about us and the common stock offered by the selling stockholder.

INCORPORATION OF INFORMATION WE FILE WITH THE SEC

     The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

•	Schedule 14D-9-C filed February 27, 2002;

•	Current Report on Form 8-K/A filed February 21, 2002;

•	Schedule 14D-9 filed February 21, 2002;

•	Current Report on Form 8-K dated and filed February 19, 2002;

•	Schedule 14D-9 filed February 19, 2002;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2001;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001;

•	Annual Report on Form 10-K for the fiscal year ended June 30, 2001;

•	Proxy Statement for the 2001 Annual Meeting of Stockholders; and

•	Registration Statement on Form 8-A dated April 3, 1996.

                  You may request a copy of these filings, at no cost, by writing to or telephoning us at the address below. However, we will not provide copies of the exhibits to these filings unless we specifically incorporated by reference the exhibits in this prospectus.

Digene Corporation Attention: Charles M. Fleischman 1201 Clopper Road Gaithersburg, Maryland, 20878 (301) 944-7000 www.digene.com

OUR BUSINESS

     This summary highlights information contained or incorporated by reference elsewhere in this prospectus. It is not complete and does not contain all of the information that you should consider before investing in the shares. You should read the entire prospectus carefully including the documents incorporated by reference, and you should consider the information set forth under “Risk Factors.”

     We develop, manufacture and market our proprietary gene-based testing systems for the screening, monitoring and diagnosis of human diseases. Our primary focus is in women’s cancers and infectious diseases. We have applied our Hybrid Capture® technology to develop a successful diagnostic test for human papillomavirus (“HPV”), which is the primary cause of cervical cancer and is found in greater than 99% of cervical cancer cases. We have created and are continuing to expand the worldwide market for HPV testing. In addition to our HPV Test marketing efforts, we are focusing our commercialization strategy in two areas: diagnostic testing and genomics research.

     Our HPV Test is a reproducible, predictive test for the primary cause of cervical cancer. Unlike the Pap smear, which relies on a visual examination of a tissue sample to identify abnormal cells, our HPV Test uses signal amplified molecular technology to detect the presence of HPV. This eliminates the potential for misinterpreted results associated with the subjective, labor-intensive Pap smear. In the United States, we are currently marketing our HPV Test as a follow-up test to equivocal, or inconclusive, Pap smears. We intend to establish it as the primary screen for cervical disease, initially in conjunction with the Pap smear and later independent of the Pap smear. Internationally, we are working to replace the Pap smear with our HPV Test for primary screening.

     Data from independent clinical studies conducted around the world confirm the importance of HPV testing in cervical cancer screening. In the United States, the National Cancer Institute’s five-year ALTS trial involving 3,200 women evaluated the use of HPV testing following an equivocal Pap smear. The results show that our Hybrid Capture 2 (“HC 2”) HPV Test identified 96% of women with cervical disease, while the Pap smear identified 85% of women with cervical disease. Internationally, results from eight large-scale clinical trials involving more than 40,000 women showed that our HPV Test is more sensitive than the Pap smear and the two tests combined detect virtually all cervical disease in the population.

     In addition to our HPV Test, our product portfolio includes gene-based tests for the detection of chlamydia, gonorrhea, hepatitis B virus, or HBV, and cytomegalovirus, or CMV. We have also developed the only FDA-approved tests for the simultaneous detection of chlamydia and gonorrhea infections, in addition to HPV, from a single patient sample. We have established relationships with clinical laboratories, physicians and other healthcare professionals, developed primarily through our HPV Test marketing efforts, which will help us to sell these products. We expect to continue to utilize these relationships to market additional diagnostic products in development.

     In genomics research, our goal is to apply our unique technology platform to develop gene analysis DNA microarray products and services. Our Hybrid Capture technology combines two of the most significant technologies in the life sciences industry, DNA/RNA probes and monoclonal antibodies, to allow rapid, standardized gene testing in virtually any laboratory setting. We believe that our Hybrid Capture technology has the potential to become a widely used method for detection of gene expression and testing for genetic variation. Our strategy is to capitalize on the competitive advantages of our Hybrid Capture technology to develop high-value tools to address key application areas, such as gene expression profiling, genotyping and molecular disease management.

     We currently market our diagnostic products in the United States to clinical reference laboratories through a direct sales force supported by technical and customer service representatives. We market our HPV Test to physicians through joint marketing programs with clinical reference laboratories and through co-marketing arrangements with other strategic partners. For example, the largest laboratory providers in the United States, such as American Medical Laboratories, Laboratory Corporation of America, Quest Diagnostics, DIANON Systems and UniLab, all have active programs for automatic follow-up HPV testing of equivocal results from ThinPrep® Pap Test™ specimens. These laboratories represent approximately 40% of the United States Pap smear testing market. In Europe, Africa and the Middle East, we market and distribute all of our diagnostic products through non-exclusive distribution arrangements with Roche Molecular Systems, Inc. and its affiliates, and with Abbott Laboratories.

     We have made significant progress in growing our international business in the past few years. In Germany, our largest European market, approximately 200 laboratories perform our HPV Test and acceptance of our test continues to grow. In November 2000, the Czech Republic became the first country to adopt HPV testing as a national primary screening test for cervical cancer. In the United Kingdom, our HPV Test is being used on a pilot basis as part of the national screening program for cervical cancer.

     We achieved a number of important commercial milestones in 2000 and 2001. In fiscal 2001, Dynacare Inc., a leading national reference library for Canada and MDS, Inc., a leading provider of diagnostic services in Canada, began offering our HC 2 HPV Test in Canada. We have achieved reimbursement coverage in the United States for our HPV Test from significant managed care providers, including Aetna, U.S. Healthcare, United Healthcare, Kaiser Permanente and 30 Blue Cross/Blue Shield plans. The American Medical Association has assigned specific Current Procedural Terminology, or CPT™, codes for HPV testing and the Center for Medicare and Medicaid Services (CMS) (formerly the Health Care Financing Administration, or HCFA), has established Medicaid and Medicare reimbursement for our HPV Test. In January 2001, we entered into an exclusive agreement with Cytyc Corporation (“Cytyc”) for the promotion of our HC 2 HPV Test for use with Cytyc’s ThinPrep® Pap Test™ in the United States and Puerto Rico.

     We have an extensive proprietary position in HPV testing and we have continued to establish a strong patent-protected position in our Hybrid Capture technology with approximately 100 patents and pending applications for our technology and the gene sequences used in our products.

Recent Developments

     On February 19, 2002, Digene and Cytyc Corporation signed a definitive merger agreement pursuant to which Cytyc will acquire Digene in a stock and cash tender offer transaction. Under the terms of the merger agreement, at the consummation of the transaction Cytyc will issue 23 million shares of its common stock and pay $76.9 million in cash for all outstanding equity of Digene, calculated on a fully diluted basis using the treasury stock method. Each Digene stockholder will receive $4.00 per share in cash plus 1.1969 shares of Cytyc common stock for every share of Digene common stock held. The closing of the transaction is subject to the successful completion of the Cytyc tender offer, the receipt of all necessary regulatory approvals and other customary closing conditions. Cytyc develops, manufactures and markets products for medical diagnostic applications primarily focused on women’s health, including its ThinPrep Pap Test.

Corporate Information

     We were incorporated in Delaware in 1987. Our principal executive offices are located at 1201 Clopper Road, Gaithersburg, Maryland 20878. Our telephone number is (301) 944-7000.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains certain “forward-looking statements” based on our current expectations, assumptions, estimates and projections about our business and our industry. These forward-looking statements involve risks and uncertainties. Words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and other similar expressions identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of several factors more fully described in “Risk Factors.” The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

RISK FACTORS

     Before deciding to invest in our securities you should consider carefully the risks described below and the risks set forth in any prospectus supplement, as well as other information we include or incorporate by reference in this prospectus and the additional information in the reports that we file with the SEC. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we do not presently know about, that we currently believe are immaterial or which are similar to those faced by other companies in our industry or business in general, may also adversely impact our business. If any of the risks described actually occur, our business, financial condition or results of future operations could be materially and adversely affected. In such case, the price of our securities could decline, and you may lose all or part of your investment.

We have incurred net losses to date and need to continue to spend substantial funds. We may not become profitable.

     We have had substantial operating losses since incorporation in 1987 and we have never earned a profit. At December 31, 2001, our accumulated deficit was approximately $63.6 million. These losses have resulted principally from:

•	expenses associated with our research and development programs;

•	our sales and marketing activities in the United States and abroad; and

•	other expenses, including administrative and facilities costs.

Historically, our net losses were $9,304,216 in fiscal year 1999, $6,767,206 in fiscal year 2000 and $6,480,997 in fiscal year 2001. We expect to continue to incur operating losses in fiscal year 2002 and we may be unable to generate sufficient revenues to become profitable around the end of fiscal year 2002 or thereafter.

Our HPV Test and other products may not be fully accepted by physicians, laboratories and health insurance providers.

     Our growth and success will depend upon market acceptance by physicians, laboratories and health insurance providers of our HPV Test as a primary cervical cancer screening method and as a follow-up screening method for women with equivocal Pap smears. This requires acceptance of our HPV Test as a clinically useful and cost-effective alternative to the Pap smear and follow-up procedures, such as repeat Pap smears, colposcopy and biopsy. A colposcopy is a procedure where the healthcare professional uses a low-magnifying microscope with a light source to visualize the cervix. Because HPV testing applies a new gene-based technology and testing approach, our HPV Test may not be readily accepted. Our products and product candidates, other than our HPV Test, are similarly dependent upon acceptance by physicians, laboratories and health insurance providers.

     Furthermore, technological advancements designed to improve quality control over sample collection and preservation and to reduce the Pap smear’s susceptibility to human error may increase physician reliance on the Pap smear and solidify its market position as the most widely used screen for cervical cancer. In particular, if marketed along with the Pap smear for primary screening in the United States, our HPV Test may be seen as adding unnecessary expense to the generally accepted cervical cancer screening methodology.

If third-party payors do not reimburse for our tests, our tests may not be used or purchased, thus negatively affecting our revenues.

     A significant portion of the sales of our products in the United States and other markets depend, in large part, on the availability of adequate reimbursement to users of our tests from government insurance plans, including Medicare and Medicaid in the United States, managed care organizations and private insurance plans. All of our FDA-approved products have some level of reimbursement coverage. Third-party payors are often reluctant to reimburse healthcare providers for the use of medical tests incorporating new technology. In addition, third-party payors are increasingly limiting reimbursement coverage for medical diagnostic products and, in many instances, are exerting pressure on medical suppliers to reduce their prices. Thus, third-party reimbursement may not be consistently available or financially adequate to cover the cost of our products. This could limit our ability to sell our products, cause us to reduce the prices of our products or otherwise adversely affect our operating results.

     Because each third-party payor individually approves reimbursement, obtaining such approvals is a time-consuming and costly process that requires us to provide scientific and clinical support for the use of each of our products to each payor separately with no assurance that such approval will be obtained. This process can delay the broad market introduction of new products and could have a negative effect on our revenues and operating results.

Our sales are highly dependent on two major international distributors.

     In May 1999, we entered into an exclusive marketing and distribution agreement with Abbott Laboratories for the sale and marketing of our HPV Test and other Hybrid Capture products in Europe, Africa and the Middle East and our chlamydia and gonorrhea tests in the United States. For fiscal years 1999, 2000, and 2001 we derived 50%, 39% and 28%, respectively of our total revenues from sales to Abbott. Abbott did not meet the HPV net sales thresholds established under the marketing and distribution agreement for calendar year 2000 and, on April 30, 2001, we terminated Abbott’s rights with respect to our HPV Test under the agreement. Such termination is subject to a 12 month non-exclusive wind-down period. In addition, we converted Abbott’s distributor status to non-exclusive for our HBV Tests under the agreement. On January 28, 2002, we re-acquired from Abbott Laboratories the exclusive rights to distribute our chlamydia and gonorrhea tests and accessories worldwide, subject to a non-exclusive wind-down period in Europe, Africa and the Middle East ending April 30, 2002. On April 29, 2001, we entered into an agreement with Roche Molecular Systems, Inc., which establishes Roche as the co-exclusive distributor of our HPV products in Europe, Africa and the Middle East from May 1, 2001 through June 30, 2002. Our revenues and operating results could be hurt by the inability or unwillingness of Roche or Abbott to successfully market or distribute our products.

Our strategy to develop and commercialize our products and product candidates is dependent in part on collaborations with third parties. If we are unable to develop such collaborations or if these collaborations are not successful, our ability to derive revenues from these products will be hindered.

     We have entered into and intend to continue to enter into corporate collaborations for the development of new products, clinical collaborations with respect to trials using our products and product candidates and strategic alliances for the distribution and co-promotion of our Hybrid Capture systems and tests. We have entered into an agreement with Cytyc Corporation, as a co-promoter of our HPV Test in connection with their ThinPrep Pap Test in the United States and Puerto Rico. The Cytyc agreement may be terminated by either party in the event of a change of control, by the party not in breach or default in the event of a material breach or default, or at any time by a written agreement by both parties. Roche is a co-exclusive distributor of our HPV products in Europe, Africa and Middle East until June 30, 2002 with a wind down period, the length of which depends on certain factors. Pursuant to our marketing and distribution agreement with Abbott Laboratories, Abbott is currently a non-exclusive distributor of our HBV Tests in Europe, Africa and the Middle East and the non-exclusive distributor of our chlamydia and gonorrhea tests in Europe, Africa and the Middle East until April 30, 2002. Our success may depend on the efforts of these third parties in performing their responsibilities.

     We may be unable to enter into arrangements necessary to develop and commercialize our products or realize any of the contemplated benefits from these arrangements. Furthermore, we may not derive revenues or profits from our collaborative or other arrangements.

We have limited sales and marketing experience which may negatively affect our ability to sell our products directly.

     On January 28, 2002, we re-acquired from Abbott Laboratories the exclusive rights to distribute our chlamydia and gonorrhea (CT/GC) tests and accessories worldwide, subject to a non-exclusive wind-down period in Europe, Africa and the Middle East ending April 30 2002. In addition, the wind-down period for sales of our HPV Tests by Abbott in Europe, Africa and the Middle East will end on April 30, 2002. We expect to take full responsibility for building the market for our CT/GC tests worldwide and are currently investing significant resources to expand and build sales and marketing infrastructure to support sales of our CT/GC products worldwide. We are also currently exploring our alternatives for sales of our products in Europe after the Abbott wind-down period terminates. We may be unable to take the steps necessary to establish direct sales and marketing of our products on a timely basis. Furthermore, we may not derive revenues or profits from our direct sales and marketing efforts.

Our international sales are subject to currency, market and regulatory risks that are beyond our control.

     For fiscal year 2001, we derived approximately 43% of our consolidated revenues from the international sales of our products and services in foreign currencies and we expect that international sales will continue to account for a large portion of our sales. Changes in the rate of exchange of foreign currencies into United States dollars have and may hurt our revenues and results of operations.

     In particular, we sell products in, and derive revenues from, less economically developed countries. Many of these countries have suffered from economic and political crisis or instability, including countries in Latin America, Asia and Eastern Europe. During such times, the value of local currency in such countries has decreased, sometimes dramatically, negatively impacting our average unit prices, at the same time that unit sales of our products have also decreased in such countries. In the past, this has adversely affected our revenues and operating results. Future economic and political instability in foreign countries may affect demand for our products and the value of the local currency, and thus, negatively affect our revenues and results of operations.

     The extent and complexity of medical products regulation are increasing worldwide, particularly in Europe, with regulation in some countries nearly as extensive as in the United States. Further, we must comply with import and export regulations when distributing our products to foreign nations. Each foreign country’s regulatory requirements for product approval and distribution are unique and may require the expenditure of substantial time, money and effort. As a result, we may not be able to successfully commercialize our products in foreign markets at or beyond the level of commercialization we have already achieved.

We have limited manufacturing experience and may encounter difficulties expanding our operations. We depend on a single, newly-established facility for the manufacture of all of our products.

     We have limited commercial manufacturing experience and capabilities. If product sales increase, we will have to scale-up our manufacturing processes and facilities. We may encounter difficulties in scaling-up manufacturing processes and may be unsuccessful in overcoming such difficulties. In such circumstances, our ability to meet product demand may be impaired or delayed.

     In April 2000, we relocated our manufacturing operations to our new facility in Gaithersburg, Maryland. Difficulties in integrating our manufacturing operations into this facility have included equipment installation and facility validation efforts, employee turnover and other activities that have limited the ability to utilize our manufacturing resources effectively, all of which have, and may result in, problems involving reduced production yield, quality difficulties, excessive disposal and product backorders. This facility is subject, on an ongoing basis, to a variety of quality systems regulations, international quality standards and other regulatory requirements, including requirements for good manufacturing practices, or GMPs. We may encounter difficulties expanding our manufacturing operations in accordance with these regulations and standards, which could result in a delay or termination of manufacturing or an inability to meet product demand.

     We face risks inherent in operating as a single facility for the manufacture of our products. We do not have alternative production plans in place or alternative facilities available should our Gaithersburg, Maryland manufacturing facility cease to function. These risks include unforeseen plant shutdowns due to personnel, equipment or other factors, and the resulting inability to meet customer orders on a timely basis.

Single suppliers or a limited number of suppliers provide key components of our products. If these suppliers fail to supply these components, we may be unable to satisfy product demand which would negatively impact our revenues.

     Several key components of our products come from, or are manufactured for us by, a single supplier or limited number of suppliers. This applies in particular to two components: first, Tropix supplies us with chemiluminescent substrates (used to create a chemical reaction that causes light in connection with our Hybrid Capture signal amplified molecular technology), and second, Qiagen Instruments will supply us with the Rapid Capture™ System that serves as the automation platform developed for large-scale diagnostic testing using the Hybrid Capture technology. Tropix has been one of our suppliers since 1996. We entered into an agreement with Qiagen Instruments in January 2001 pursuant to which they will supply us with the Rapid Capture System. We acquire some of these and other key components on a purchase-order basis, meaning that the supplier is not required to supply us with specified quantities over longer periods of time or set-aside part of its inventory for our forecasted requirements. We have not arranged for alternative supply sources for some of these components and it may be difficult to find alternative suppliers, especially to replace Tropix and Qiagen Instruments. We have not had any suppliers terminate their relationship with us. If our product sales increase beyond the forecast levels, or if our suppliers are unable or unwilling to supply us on commercially acceptable terms, we may not have access to sufficient quantities of key components on a timely basis and may be unable to satisfy product demand.

     In addition, if any of the components of our products are no longer available in the marketplace, we may be forced to further develop our products or technology to incorporate alternate components. The incorporation of new components into our products may require us to seek approvals from the FDA or foreign regulatory agencies prior to commercialization.

     Third parties may own or control patents or patent applications that are related to our current or proposed products or processes, which would require us to obtain a royalty-bearing license or which will prevent us from commercializing such products.

     We may not have rights under some patents or patent applications related to our products or product candidates that are held by third parties. We have in-licensed patents to a number of cancer-causing human papillomavirus types, which, together with the patents to cancer-causing human papillomavirus types that we own, provide us with a competitive advantage. We may lose this competitive advantage if these licenses terminate or if the patents licensed thereunder expire or are declared invalid.

     In addition, we may discover that we need to obtain rights to a patent in order to begin or continue selling a product. We may be unable to obtain such rights on commercially reasonable terms or at all.

We may inadvertently infringe the intellectual property rights of third parties and become involved in expensive intellectual property litigation. This could impose a significant strain on our resources and could prevent us from developing or marketing our products.

     There have been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries because of the uncertainties and complex legal, scientific and factual questions related to the protection of intellectual property. We have received inquiries regarding possible patent infringements relating to, among other things, aspects of our Hybrid Capture technology. We believe that the patents of others to which these inquiries relate are either not infringed by our Hybrid Capture technology or are invalid. However, we may be subject to further claims that our technology, including our Hybrid Capture technology, or our products infringe the patents or proprietary rights of third parties. In addition, we have licenses to various patents covering intellectual property that we use in conjunction with applications of our Hybrid Capture technology. Third parties may have claims to these patents. An adverse outcome to such claims could subject us to significant liabilities to third parties or require us to obtain royalty-bearing licenses from third parties, cease sales of related products or revise the applications or products which employ the patented technology. Any licenses required for any such third party patents or proprietary rights may not be made available to us on commercially reasonable terms, if at all. Furthermore, we may be unable to make the necessary revisions to our applications or products. We may also be forced to initiate legal proceedings to protect our patent position or other proprietary rights. These proceedings are often expensive and time-consuming, even if we were to prevail.

     In June 1999, Enzo Biochem, Inc. filed an action in the United States District Court for the State of New York against the following defendants, Chugai Pharmaceutical Co., Ltd and its subsidiaries, Chugai Pharma U.S.A., Inc. and Gen-Probe Incorporated, bioMerieux, Inc. and Becton, Dickinson and Company for infringement of Enzo’s United States patent no. 4,900,659. In January 2001, the court granted a summary judgment motion in favor of each of the defendants. In October 1999, Enzo contacted us to determine whether our HC 2 Gonorrhea Test might infringe such patent. We have evaluated this matter and its potential impact on our Gonorrhea Test. After consultation with our patent counsel, we believe that the Enzo United States patent is invalid. We are also currently evaluating Enzo’s European counterpart to this patent. In May 2001, Enzo contacted us regarding its United States patent no. 6,221,581 B1 and requested that we evaluate whether our Hybrid Capture tests might infringe such patent. After consultation with our patent counsel, we do not believe we are infringing such patent. Our discussions with Enzo are continuing. We could become involved in litigation with Enzo or have to seek a license from Enzo.

     In July 2001, Institut Pasteur notified us that Institut Pasteur was granted a new U.S. patent concerning the HBV genome and requested information from Digene regarding products that may use the technology described in this recently issued patent. We are currently in discussions with Institut Pasteur.

We are subject to extensive government regulation and may not obtain approval or clearance for our products and product candidates.

     Each of our products and product candidates are medical devices subject to extensive regulation by the United States Food and Drug Administration, or FDA, under the Federal Food, Drug and Cosmetic Act. Governmental bodies in other countries have similar, extensive regulations. FDA regulations govern, among other things, the activities that we perform, including product development, product testing, product labeling, product storage, premarket clearance or approval, manufacturing, advertising, promotion, product sales and distribution.

     Each medical device that we wish to distribute commercially in the United States will likely require either 510(k) clearance or premarket approval from the FDA prior to marketing. The 510(k) clearance pathway usually takes from three to twelve months, but can take longer. The premarket approval pathway is much more costly, lengthy and uncertain. It generally takes from one to three years, but can also take longer.

     We will be required to obtain premarket approval to market our HPV Test for use as a primary adjunctive cervical cancer screening test in the United States, either separate from or in conjunction with the Pap smear. Premarket approval for this indication may not be obtained at all or in a timely fashion.

     Our cleared or approved devices, including our tests and related equipment, are subject to numerous postmarket requirements. We are subject to inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. If the FDA finds that we have failed to comply, it can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as:

•	fines, injunctions and civil penalties;

•	recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	denial of our requests for 510(k) clearance or premarket approval of product candidates;

•	withdrawal of 510(k) clearance or premarket approval already granted; and

•	criminal prosecution.

     Any enforcement action by the FDA may also affect our ability to commercially distribute our products in the United States. We believe we are currently in substantial compliance with FDA requirements.

     We, or recipients of our products that are limited to research use only, may fail to comply with the regulatory limitations placed on the distribution and use of these devices, which could result in an enforcement action by the FDA against us and/or recipients of our products. An enforcement action could include criminal and/or civil sanctions and also could adversely affect our ability to conduct the clinical trials necessary to support marketing clearance or approval of these products.

Our operating results have fluctuated and may continue to fluctuate significantly. These fluctuations may cause similar fluctuations in the market value of our common stock.

     Our quarterly operating results have fluctuated significantly in the past. We believe that these results may continue to fluctuate significantly in the future with lower product revenues in our first and second fiscal quarters (July 1 through December 31) as compared with our third and fourth quarters of each fiscal year. The lower demand for preventative diagnostic procedures, like our HPV Test and the Pap smear, during the summer months and the December holiday season in the United States and Europe primarily causes this fluctuation.

     In addition, our quarterly operating results, as well as our annual results, may fluctuate from period to period due to:

•	the timing of our expenditures, such as research and development, and sales and marketing;

•	variations in our distribution channels or purchasing patterns;

•	the degree of market acceptance of our products;

•	currency exchange rates;

•	the timing of regulatory approvals and other regulatory decisions;

•	the timing of new product introductions by us and our competitors; and

•	product obsolescence resulting from new product introductions.

Due to any one or more of these or other factors, in one or more future quarters, our results of operations may fall below the expectations of securities analysts or investors.

We may be exposed to product liability claims, possible product recalls and improper product usage for which our insurance may be inadequate.

     We may be exposed to liability claims arising from the use of our products and the commercial sale of our products, as well as from the use of our products or product candidates in clinical trials. Consumers, our collaborators or licensees or parties selling our products may bring these claims. We currently carry product liability insurance coverage with a combined single limit of $10,000,000. This coverage may not be adequate to protect us against future product liability claims. Product liability insurance may not be available to us in the future on commercially reasonable terms, if at all.

We may need to raise additional funds in the future. If we are unable to obtain adequate funding, our operations may be adversely affected.

     We believe that our existing capital resources will be sufficient to meet the anticipated cash needs of our current business at least through calendar year 2003. Net cash provided by our operating activities was approximately $6.9 million for the fiscal year ended June 30, 2001 and was approximately $3.2 million for the six months ended December 31, 2001. We expect our operating losses to continue through fiscal year 2002. If our operating losses continue beyond fiscal year 2002 or if one or more of the events described in these risk factors actually occurs, we may have to obtain additional funds through equity or debt financing, strategic alliances with corporate partners and others or through alternative sources. Any equity financing would dilute our then current stockholders. We do not have any committed sources of additional financing. Additional funding, if necessary, may not be available on acceptable terms, if at all. If adequate funds are not available, we may have to delay, scale-back or eliminate aspects of our operations or attempt to obtain funds through arrangements with collaborative partners or others. This may result in the relinquishment of our rights to some of our technologies, product candidates, products or potential markets.

Members of our management together own a substantial interest in us.

     As of February 25, 2002, our Chairman and Chief Executive Officer and our President, Chief Operating Officer and Chief Financial Officer beneficially owned an aggregate of approximately 26.2% of our outstanding shares of common stock. As a result, these officers, acting together, can exert significant control in the election of directors and matters requiring approval by our stockholders.

We have adopted antitakeover provisions that may prevent or frustrate any attempt to replace or remove our current management by the stockholders. These provisions may also affect the market price of our common stock.

     Our board of directors has the authority, without further action by the stockholders, to issue, from time to time, up to 1,000,000 shares of preferred stock in one or more classes or series and to fix the rights and preferences of such preferred stock. Our certificate of incorporation also provides for staggered terms for members of the board of directors. Additionally, our bylaws establish an advance-notice procedure for stockholder proposals and for nominating candidates for election as directors. These provisions of our certificate of incorporation and bylaws may prevent or frustrate any attempt to replace or remove our current management by stockholders, which may have the effect of delaying, deterring or preventing a change in our control.

     Further, we are subject to provisions of Delaware corporate law, which, subject to limited exceptions, will prohibit us from engaging in any “business combination” with a person who, together with affiliates and associates, owns 15% or more of our common stock, referred to as an interested stockholder, for a period of three years following the date that such person became an interested stockholder, unless the business combination is approved in a prescribed manner. These provisions of Delaware law may make business combinations more time consuming or expensive and therefore discourage bids for our common stock.

USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of our common stock offered in this prospectus.

DIVIDEND POLICY

     We have not paid any dividends on our common stock since our inception and do not anticipate paying any dividends on our common stock in the foreseeable future.

SELLING STOCKHOLDER

     In a private placement transaction and pursuant to a Stock Purchase Agreement dated January 28, 2002, we issued a total of 87,873 shares of our common stock to Abbott Laboratories (the “Selling Stockholder”).

     In the Stock Purchase Agreement, the Selling Stockholder has represented that it acquired the shares of our common stock for investment and with no present intention of distributing those shares. In addition, the Selling Stockholder has represented that it qualifies as an “accredited investor” as such term is defined in Rule 501 promulgated under the Securities Act of 1933. We agreed in the Stock Purchase Agreement to prepare and file a registration statement within ninety (90) days of the date thereof and to bear all expenses other than fees and expenses of counsel or other advisors for the Selling Stockholder and underwriting discounts and commissions and brokerage commissions and fees. Accordingly, in recognition of the fact that the Selling Stockholder, even though purchasing the shares without a view to distribution, may wish to be legally permitted to sell the shares when it deems appropriate, we filed with the SEC a registration statement on Form S-3, of which this prospectus forms a part. We have also agreed to prepare and file any amendments and supplements to the registration statement as may be necessary to keep the registration statement effective until the earlier of:

•	the date on which the shares offered in this prospectus shall have been distributed by the Selling Stockholder pursuant to Rule 144 under the Securities Act of 1933, as amended;

•	the date on which the shares offered in this prospectus may be resold by the Selling Stockholder without registration in accordance with Rule 144(k) under the Securities Act of 1933, as amended; or

•	the date on which the shares offered in this prospectus cease to be outstanding.

     The Selling Stockholder owns 87,873 shares of our common stock, which represents less than one percent of our outstanding common stock, and all of such shares may be offered by the Selling Stockholder pursuant to this prospectus. This information is based upon information provided by the Selling Stockholder. There are currently no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares are being registered to permit public secondary trading of the shares, and the Selling Stockholder may offer the shares for resale from time to time.

PLAN OF DISTRIBUTION

     The common stock offered by this prospectus may be sold from time to time by the Selling Stockholder and its pledgees, donees, transferees or other successors in interest. We will pay all costs, expenses and fees in connection with the registration of the common stock offered by this prospectus. The Selling Stockholder must pay all brokerage commissions and similar selling expenses relating to the sale of its shares. The Selling Stockholder may sell the shares on the Nasdaq National Market or otherwise, at market prices or at negotiated prices. It may sell shares by one or a combination of the following:

•	a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers; and

•	in open-market transactions in reliance on Rule 144 under the Securities Act of 1933, provided it meets the requirements of that rule.

     In effecting sales, brokers or dealers engaged by the Selling Stockholder may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the Selling Stockholder in amounts to be negotiated prior to the sale. The Selling Stockholder and any broker-dealers that participate in the distribution may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, and any proceeds or commissions received by them, and any profits on the resale of shares sold by broker-dealers, may be deemed to be underwriting discounts and commissions. Because the Selling Stockholder may be deemed to be an underwriter, it will be subject to the prospectus-delivery requirements of the Securities Act of 1933. We have informed the Selling Stockholder that the anti-manipulative provisions of Regulation M under the Securities Exchange Act of 1934 may apply to its sales of the common stock in the market.

     We have agreed to indemnify the Selling Stockholder against certain liabilities, including liabilities arising under the Securities Act of 1933. The Selling Stockholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving shares of the common stock against certain liabilities, including liabilities arising under the Securities Act of 1933.

     If the Selling Stockholder notifies us that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange, distribution or secondary distribution or a purchase by a broker or dealer, we will file a prospectus supplement, if required by Rule 424 under the Securities Act of 1933, setting forth:

•	the name of each of the participating broker-dealers;

•	the number of shares involved;

•	the price at which the shares were sold;

•	the commissions paid or discounts or concessions allowed to the broker-dealers, where applicable;

•	a statement to the effect that the broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	any other facts material to the transaction.

     In addition, we will file a supplement to this prospectus if the Selling Stockholder notifies us that a donee or pledgee intends to sell more than 500 shares of the common stock.

LEGAL MATTERS

     Ballard Spahr Andrews & Ingersoll, LLP, Philadelphia, Pennsylvania will pass on the validity of the common stock offered with this prospectus.

EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended June 30, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in this registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.      Other Expenses of Issuance and Distribution.

     The following table sets forth the amounts of expenses attributed to the issuance of the securities offered pursuant to this registration statement which shall be borne by us. All of the expenses listed below, except the SEC registration fee and the Nasdaq listing fee, represent estimates only.

Estimated

SEC registration fee	$230.00
Nasdaq listing fee	1,000.00
Blue sky qualification fees and expenses	1,000.00
Transfer agent fees	1,000.00
Printing and engraving expenses	1,000.00
Accounting fees and expenses	10,000.00
Legal fees and expenses	5,000.00

Total	$19,230.00

Item 15.      Indemnification of Directors and Officers.

     Our Amended and Restated Certificate of Incorporation provides that we will, to the fullest extent permitted by the General Corporation Law of the State of Delaware, as amended from time to time, indemnify any person who is or was an officer or director of Digene Corporation, as well as any person who is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise. In addition, our Amended and Restated Certificate of Incorporation eliminates personal liability of our directors to the fullest extent permitted by the General Corporation Law of the State of Delaware, as amended from time to time.

     Section 145 of the Delaware General Corporation Law permits a corporation to indemnify its directors, officers, employees or agents and any person serving in such capacity for another corporation, partnership, joint venture, trust or other enterprise at the request of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties if such person acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In a derivative action, indemnification may be made only for expenses (including attorneys’ fees) actually and reasonably incurred by such parties in connection with the defense or settlement of an action or suit and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant is fairly and reasonably entitled to indemnification for such expenses despite such adjudication of liability.

     Section 102(b)(7) of the Delaware General Corporation Law provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director:

•	for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for willful or negligent conduct in paying dividends or repurchasing stock out of other than lawfully available funds; or

•	for any transaction from which the director derived an improper personal benefit.

No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

     The Stock Purchase Agreement (the form of which is Exhibit 4.2 to Digene’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2001) provides that Abbott Laboratories will indemnify and hold harmless Digene Corporation, and its directors, officers, agents, employees and any controlling person from and against any liability caused by any untrue statement of a material fact or any omission of a material fact in the information provided by the Selling Stockholder for inclusion in this registration statement.

Item 16.      Exhibits and Financial Statement Schedules.

Exhibit
Number	Description

2.1	Agreement and Plan of Merger, dated February 19, 2002, by and among Cytyc Corporation, Cruiser, Inc. and Digene Corporation (Incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K/A filed February 21, 2002)

4.1	Form of Common Stock Certificate (Incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-1 (File No. 333-2968))

4.2	Amended and Restated Certificate of Incorporation (Incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1 (File No. 333-2968))

4.3	Amended and Restated Bylaws (Incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the year ended June 30, 2001)

4.4	Stock Purchase Agreement between the Company and Abbott Laboratories (Incorporated by reference to Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2001)

5.1	Opinion of Ballard Spahr Andrews & Ingersoll, LLP.

23.1	Consent of Ernst & Young LLP, Independent Auditors.

23.2	Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)

Item 17.      Undertakings.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers or controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

     (1)  To file, during any period in which any offers or sales are being made, a post-effective amendment to the registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and/or

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2)  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gaithersburg, State of Maryland, on February 28, 2002.

DIGENE CORPORATION

By:	/s/ Charles M. Fleischman

Charles M. Fleischman, President,
Chief Operating Officer and
Chief Financial Officer

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Evan Jones and Charles M. Fleischman and each or any one of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any registration statement relating to any offering made pursuant to this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Evan Jones	Chairman and Chief Executive	February 28, 2002
Officer (principal executive
Evan Jones	officer)

/s/ Charles M. Fleischman	President, Chief Operating	February 28, 2002
Officer, Chief Financial
Charles M. Fleischman	Officer and Director
(principal financial officer)

Signature	Title	Date

/s/ Joseph P. Slattery	Vice President, Finance and	February 28, 2002
Controller (principal
Joseph P. Slattery	accounting officer)

/s/ Wayne T. Hockmeyer	Director	February 28, 2002

Wayne T. Hockmeyer

/s/ John H. Landon	Director	February 28, 2002

John H. Landon

/s/ Joseph M. Migliara	Director	February 28, 2002

Joseph M. Migliara

/s/ John J. Whitehead	Director	February 28, 2002

John J. Whitehead

EXHIBIT INDEX

Exhibit No.	Exhibit

2.1	Agreement and Plan of Merger, dated February 19, 2002, by and among Cytyc Corporation, Cruiser, Inc. and Digene Corporation (Incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K/A filed February 21, 2002)

4.1	Form of Common Stock Certificate (Incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-1 (File No. 333-2968))

4.2	Amended and Restated Certificate of Incorporation (Incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1 (File No. 333-2968))

4.3	Amended and Restated Bylaws (Incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the year ended June 30, 2001)

4.4	Stock Purchase Agreement between the Company and Abbott Laboratories (Incorporated by reference to Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2001)

5.1	Opinion of Ballard Spahr Andrews & Ingersoll, LLP.

23.1	Consent of Ernst & Young LLP, Independent Auditors.

23.2	Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)